MEYERS NORRIS PENNY LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have read the S-1 of Lamarun Resources Inc. (the "Company") dated January 26, 2010. We have complied with the generally accepted standards of the Public Company Accounting Oversight Board (United States) for an auditor's involvement with offering documents.

We consent to the incorporation into the S-1 of the Company of our report dated November 12, 2009, to the board of directors and stockholders of the Company on the balance sheets of the Company as at August 31, 2009 and 2008 and the related statements of operations, stockholders' equity and cash flows for the years then ended and from the date of inception (January 18, 2008) through August 31, 2009.

Meyers Norris Penny LLP

Chartered Accountants

Vancouver, British Columbia, Canada
February 11, 2010

CHARTERED ACCOUNTANTS & BUSINESS ADVISORS
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